Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

June 7, 2017
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 13, 2017
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Foamix Pharmaceuticals Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Thursday, July 13, 2017, at our offices located at 2  Holzman St. (Entrance 2B), Weizmann Science Park, Rehovot, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	Appoint Kesselman & Kesselman (PwC Israel) as our independent registered public accounting firm for the year 2017, and authorize the Board to determine the compensation of the auditors;

(2)	Ratify the election of Dr. Dalia Megiddo as a director of the Company.

(3)	Approve the terms of compensation of Dr. Stanley Hirsch, our Chairman of the Board of Directors, for the year 2016 and onward.

(4)	Approve the award of additional options and restricted share units to the Company's non-executive directors.

(5)	Approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a nominal value of NIS 0.16 per share.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2016, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Thursday, June 15, 2017 are entitled to notice of and to vote at the Meeting.

The vote of all Company shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use.  You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage paid envelope as promptly as possible to our address below, c/o Ilan Hadar, our Chief Financial Officer, or CFO. If voting by mail, the proxy must be received by our CFO at our registered office at least 48 hours prior to the Meeting (that is, by 3:00 p.m. (Israel time), July 11, 2017) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee), who do not expect to attend the Meeting in person, may vote their shares by following the voting instruction form provided to them by their broker, trustee or nominee and mailing the proxy card as further explained in the relevant instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

Approval of each Proposal above requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.foamixpharma.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.foamixpharma.com under the tab “—Investors – SEC Filings”. Our telephone number at our registered office is +972-8-9316233.

Sincerely, /s/ Stanley Hirsch Chairman of the Board of Directors

_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Foamix Pharmaceuticals Ltd., to which we refer as Foamix or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on July 13, 2017, at our offices located at 2 Holzman St., Weizmann Science Park, Weizmann Science Park, Rehovot, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of Foamix ordinary shares, on or about June 7, 2017.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on June 15, 2017, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	Appoint Kesselman & Kesselman (PwC Israel) as our independent registered public accounting firm for the year 2017, and authorize the Board to determine the compensation of the auditors;

(2)	Ratify the election of Dr. Dalia Megiddo as a director of the Company.

(3)	Approve the terms of compensation of Dr. Stanley Hirsch, our Chairman of the Board of Directors, for the year 2016 and onward.

(4)	Approve the award of additional options and restricted share units to the Company's non-executive directors.

(5)	Approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a nominal value of NIS 0.16 per share.

At the Meeting we will also discuss our financial statements for the year ended December 31, 2016, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

PROPOSAL 1

APPOINTMENT & COMPENSATION OF AUDITORS

Background

The Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC), an Independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2017.

Shareholders are being asked to ratify the selection of Kesselman & Kesselman as the Company’s independent auditors for 2017, and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC), an independent registered public accounting firm, as the Company's independent public accountants for the fiscal year ending December 31, 2017, be, and it hereby is, ratified, and that the Board (or the Audit Committee, if authorized by the Board) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2

RATIFICATION OF THE ELECTION OF DR. DALIA MEGIDDO AS A DIRECTOR OF THE COMPANY

Background

The Board is authorized to appoint new members to fill in the offices of directors that have been vacated or that remain unfilled. Generally, the Board seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition, such as the requirement for independence and gender diversity among the Board members.

The directors of the Company serve for an indefinite term until alternate nominees are proposed and elected to replace them by the Board or by the shareholders at any subsequent annual general meeting, as set out in the Company’s articles of association

In May 2016, our Board appointed Dr. Dalia Megiddo as a director to fill in a vacated and unfilled office, and now wishes to have this appointment ratified by the general meeting of the shareholders as a matter of good practice and governance. As evident from her credentials below, Dr. Megiddo is well qualified for the position and has already fulfilled our expectations to contribute significantly to Foamix. The Board has further determined that Dr. Megiddo satisfies the independent director requirements under the Israeli Companies Law and the NASDAQ Listing Rules.

Dr. Dalia Megiddo is an experienced healthcare and investment professional in the pharmaceutical and healthcare sectors. She has co-founded a number of pharma companies, including Alcobra Ltd. (Nasdaq: ADHD), Bioblast-Pharma Ltd. (Nasdaq: ORPN) and Chiasma Ltd. (Nasdaq: CHMA). She currently serves as Managing Partner of Expedio Ventures, and previously ran other life science investment funds, including Jerusalem Global Ventures and 7-Health.

Dr. Megiddo serves as a director of Bioblast-Pharma Ltd. She formerly served as a director of Alcobra Ltd., AngioScore Inc., Chiasma (Israel) Ltd., Chiasma Inc., Given Imaging Ltd. (Nasdaq: GIVN) and Elron Electronic Industries Ltd. (Nasdaq: ELRN).

Dr. Megiddo holds an M.D. in Medicine from Hebrew University, Jerusalem, and is a licensed specialist in family medicine. She also holds an M.B.A. degree from the Kellogg Recanati International School of Business (Tel Aviv University and North Western University).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to ratify the election of Dr. Dalia Megiddo as a director of the Company.”

Required Majority

Approval of Proposal 2 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

PROPOSAL 3

APPROVAL OF TERMS OF COMPENSATION OF DR. STANLEY HIRSCH, CHAIRMAN OF OUR BOARD

Background

Dr. Hirsch was appointed as Chairman of the Board in May 2016, after serving as a director for over 12 years. Throughout the course of his service as a director and especially since his appointment as Chairman of the Board, Dr. Hirsch has devoted a significant amount of his time to the Company’s affairs and has been deeply involved in all strategic aspects of the Company’s management, taking an active role in outlining strategy, overseeing managerial decision-making, enhancing governance processes and conducting board meetings. As part of his roles, Dr. Hirsch meets regularly with our chief executive officer and other officers, and participates in management meetings and in meetings with investors in Israel and abroad. His expertise, experience, dedication and hands-on leadership have contributed substantially to the development of the Company. Among his notable contributions this past year was his orchestration and oversight of our successful follow-on public offering in September 2016, in which we raised net proceeds of $54.1 million that allowed us to progress the preclinical and clinical testing of our existing product candidates, among other things.  Dr. Hirsch has also played a key role and dedicated substantial time in guiding management, in both the U.S. and Israel, in reformulating the Company’s clinical and strategic plans consequent to the recent results of our Phase III acne studies.

Upon his appointment and subject to the approval now being sought from the shareholders, our Compensation Committee and Board resolved to set Dr. Hirsch’s annual salary at $150,000 and grant him 50,000 options under the Company’s 2015 Israeli Share Incentive Plan. Such resolutions were passed in view of Dr. Hirsch’s credentials and capabilities, proven track record and our expectation of his continued contribution which was realized as described above.

The Board has retained the service of a U.S.-based, independent executive compensation consultant, Frederic W. Cook & Co., Inc., to conduct a comparative survey of equity compensation of directors. The survey examined the publicly-reported cash and equity compensation range in boards of 17 comparable U.S. and Israeli pharmaceutical and biotechnology companies.

Based on this survey, and based on Dr. Hirsch’s active role on the Board, the Compensation Committee and the Board have resolved (subject to shareholders approval) to align Dr. Hirsch’s equity compensation with the equity compensation of similarly-situated chairpersons and, accordingly, to award Dr. Hirsch additional Restricted Share Units under the Company’s 2015 Israeli Share Incentive Plan in an amount equivalent to $37,500 and additional options under the Company’s 2015 Israeli Share Incentive Plan in an amount equivalent to $112,500.  The number of such Restricted Share Units and options shall be set at the date of award, based on the Fair Market Value of the Company’s shares, as such term is defined in the Company’s 2015 Israeli Share Incentive Plan, at such time.

As required by our 2015 Israeli Share Incentive Plan, the options granted to Dr. Hirsch will be granted at an exercise price equal to the average market price of our ordinary shares during the 30 trading days prior to the grant date and shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months - all provided that Dr. Hirsch remains Chairman of the Board or an executive officer of the Company at such time.

The Restricted Share Units will also vest over 4 years in equal parts, so that 25% of the Restricted Share Units shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months - all provided that Dr. Hirsch remains Chairman of the Board or an executive officer of the Company on each vesting date.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to (i) pay Dr. Hirsch annual compensation of $150,000 for his services as the Chairman of the Board, effective as of May 1, 2016, (ii) award Dr. Hirsch 50,000 options under the Company’s 2015 Israeli Share Incentive Plan, including exercise price, schedule and conditions of vesting, acceleration and other relevant terms, (iii) award Dr. Hirsch Restricted Share Units under the Company’s 2015 Israeli Share Incentive Plan in an amount equivalent to $37,500; and (iv) award Dr. Hirsch options under the Company’s 2015 Israeli Share Incentive Plan in an amount equivalent to $112,500.”

Required Majority

Approval of Proposal 3 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

PROPOSAL 4

APPROVAL OF EQUITY COMPENSATION TO OUR NON-EXECUTIVE DIRECTORS

Background

The Board has retained the service of a U.S.-based, independent executive compensation consultant, Frederic W. Cook & Co., Inc., who conducted a comparative survey of equity compensation of directors. The survey examined the publicly-reported cash and equity compensation range in boards of 17 comparable U.S. and Israeli pharmaceutical and biotechnology companies. Based on such survey, the Compensation Committee and the Board have resolved (subject to shareholders approval) to award each director, except Dr. Hirsch and Dr. Tamarkin, options or Restricted Share Units under the Company’s 2015 Israeli Share Incentive Plan in an amount equivalent to $75,000 for the year 2017. It is noted that since the Company's listing in 2014, the Company has granted equity to each of the non-executive directors only once and that a grant as proposed here is in accord with the findings of the comparative survey presented to the Company, that most companies provide annual equity awards to non-executive directors. Each of the directors may choose whether to receive options and/or Restricted Share Units, as long as their aggregate value is limited to the amount stated above, and the number of such options and/or Restricted Share Units shall be set at the date of award, based on the Fair Market Value of the Company's shares, as such term is defined in the Company’s 2015 Israeli Share Incentive Plan, at such time.

As required by our 2015 Israeli Share Incentive Plan, the options will be granted at an exercise price equal to the average market price of our ordinary shares during the 30 days prior to the grant date and shall vest over 4 years in equal parts, so that 25% of the options shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that the respective director is still a director or an executive officer of the Company at such time).

The Restricted Share Units will also vest over 4 years in equal parts, so that 25% of the Restricted Share Units shall vest upon the first anniversary of the grant date and thereafter 6.25% shall vest every three months (all provided that the respective director is still a director or an executive officer of the Company at such time).

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to award each director (except Dr. Hirsch and Dr. Tamarkin) options and/or Restricted Share Units under the Company’s 2015 Israeli Share Incentive Plan in an aggregate amount equivalent to $75,000.”

Required Majority

Approval of Proposal 4 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4.

PROPOSAL 5

INCREASE OF AUTHORIZED SHARE CAPITAL

Background

The Company’s authorized share capital is currently NIS 8,000,000, consisting of 50,000,000 ordinary shares, par value NIS 0.16 per share. As of May 31, 2017, the Company had approximately 7,796,637 ordinary shares remaining for future issuance, after taking into account the shares issuable under existing warrants and options, including unvested options.

The Board believes that it is necessary to increase the authorized share capital of the Company to ensure that it has at its disposal a sufficient number of available shares to pursue without delay further financing of the Company’s business operations and other opportunities, as well as additional grants under its 2015 Israeli Share Incentive Plan.

Accordingly, the shareholders are requested to approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares, following which the Company’s total authorized share capital shall amount to NIS 14,400,000, consisting of 90,000,000 ordinary shares with a par value of NIS 0.16 per share.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a par value of NIS 0.16 per share, such that the Company’s authorized share capital following such increase shall be NIS 14,400,000, consisting of 90,000,000 ordinary shares, par value NIS 0.16 per share.”

Required Majority

Approval of Proposal 5 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5

Quorum

On May 31, 2017, we had 37,426,391 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, June 15, 2017, is entitled to one vote upon each of the Proposals to be presented at the Meeting. Under our articles of association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website, www.foamixpharma.com, under the tab “—Investors – SEC Filings”, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via e-mail to ilan.hadar@foamixpharma.com or via fax no. +972-8-9474356. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 2 Holzman Street, Weizmann Science Part, Rehovot, Israel, not later than forty-eight (48) hours before the time fixed for the Meeting, that is, 3:00 p.m. (Israel time) on July 11, 2017.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 2 through 5. However, in the case of a voting instruction form, your broker will not be permitted to cast a vote with respect to such proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items”.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on June 15, 2017. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CFO of the Company (as described under “—How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least forty eight (48) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 7, 2017. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.foamixpharma.com, under the tab “—Investors – SEC Filing”. The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 31, 2017 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of May 31, 2017 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially is based on 37,426,391 Ordinary Shares outstanding as of May 31, 2017. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Foamix Pharmaceuticals Ltd., 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Great Point Partners, LLC(1)	4,781,708	12.8%
Baker Bros. Advisors (GP) LLC(2)	2,466,702	6.6%
Senzar Asset Management, LLC (3)	2,731,931	7.3%
Directors and Executive Officers
Dr. Dov Tamarkin(4)	2,771,642	7.4%
Meir Eini(5)	2,963,825	7.9%
Dr. Stanley Hirsch(6)	*	*
David Schuz(7)	*	*
Dr. Mitchell Shirvan(8)	*	*
Ilan Hadar(9)	*	*
David Domzalski(10)	*	*
Alvin Howard(11)	*	*
Dr. Herman Ellman(12)	*	*
Rex Bright(13)	*	*
Dr. Darrell Rigel(14)	*	*
Stanley Stern(15)	*	*
Dr. Anna Kazanchyan(16)	*	*
Yohan Hazot(17)	*	*
Dr. Aaron Schwartz(18)	*	*
Russel Elliot(19)	*	*
All Directors and Executive Officers as a Group(21)	6,581,642	17.2%

        * Less than 1%

(1)
Based on information contained in Schedule 13G filed with the SEC on May 10, 2017 jointly by Great Point Partners LLC, a limited liability company organized under the laws of the State of Delaware (“Great Point”), Dr. Jeffery R. Jay, M.D., a U.S. citizen (“Dr. Jay”), and Mr. David Kroin, a U.S. citizen (“Mr. Kroin”, and collectively with Dr. Jay and Great Point, in this footnote, the “Reporting Persons”). Pursuant to that Schedule 13G (i) Biomedical Value Fund, L.P. (“BVF”) is the record owner of 1,271,127 ordinary shares (the “BVF Shares”).  Great Point is the investment manager of BVF.  Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, (ii) Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 1,952,745 ordinary shares (the “BOVF Shares”). Great Point is the investment manager of BOVF, and each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, (iii) GEF-SMA, LP (“GEF-SMA”) is the record owner of 1,381,658 shares of ordinary shares (the “GEF-SMA Shares”).  Great Point is the investment manager of GEF-SMA and each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-SMA Shares, and (iv) Class D Series of GEF-PS, L.P. (“GEF-PS”) is the record owner of 176,178 shares of ordinary shares (the “GEF-PS Shares”). Great Point is the investment manager of GEF-PS and each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares. The business address of each of the Reporting Persons is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

(2)
Based on information contained in Schedule 13G filed with the SEC on February 14, 2017 jointly by Baker Bros. Advisors LP, a limited partnership organized under the laws of the State of Delaware (the "Adviser"), Baker Bros Advisors (GP) LLC, a limited liability company organized under the laws of the State of Delaware (the "Adviser GP"), Felix J. Baker, a U.S. citizen and Julian C. Baker, a U.S. citizen (in this footnote, collectively with the Adviser and the Adviser GP, the "Reporting Persons"). Pursuant to that Schedule 13G, 206,624 ordinary shares are held directly by 667 L.P. and 2,260,078 ordinary shares are held by Baker Brothers Life Sciences, L.P. (collectively, the "Funds"). Pursuant to an amended and restated management agreements among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments. The business address of each of the Reporting Persons is c/o Baker Bros. Advisors LP, 667 Madison Avenue, 21st Floor, New York, NY 10065.

(3)
Based on information contained in Schedule 13G filed with the SEC on February 13, 2017, jointly by Senzar Asset Management, LLC (“Senzar Management”), a limited liability company organized under the laws of the State of Delaware, Senzar Healthcare Master GP, Ltd. (“Senzar Healthcare”), a Cayman Islands exempted company, Senzar Healthcare Master Fund, LP, (“Senzar HMF”) a Cayman Islands exempted limited partnership, Ajay Bhalla a Canadian citizen and John R. Yanuklis a U.S. citizen (in this footnote, collectively with Senzar Management, Senzar Healthcare, Senzar HMF and Ajay Bhalla, the "Reporting Persons"). Pursuant to that Schedule 13G (i) Senzar Management is the record owner of 550,997 ordinary shares. (ii) Senzar Healthcare is the record owner of 539,470 ordinary shares. (iii) Senzar HMF, LP is the record owner of 539,470 shares of ordinary shares. (iv) Ajay Bhalla is the record owner of 550,997 shares of ordinary shares, and (v) John R. Yanuklis is the record owner of 550,997 shares of ordinary shares.  The business addresses of each of the Reporting Persons are: (i) Senzar Management, LLC, 400 Madison Avenue, Suite 14D New York, New York 10017. (ii) Senzar Healthcare, Harneys Services (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands. (iii) Senzar HMF and Senzar Healthcare c/o Harneys Services (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street P.O. Box 10240 Grand Cayman KY1-1002 Cayman Islands (iv) Ajay Bhalla  and John R. Yanuklis c/o Senzar Asset Management, LLC 400 Madison Avenue, Suite 14D New York, New York  10017.

(4)
Tamarkin Medical Innovation Ltd., is an Israeli company controlled by Dr. Dov Tamarkin, our co-founder, Chief Executive Officer and director. Consists of (i) 2,692,478 ordinary shares; (ii) 2,094 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share (iii) 16,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share; (iv) 28,125 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share and (v) 31,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.34 per share and (vi) 1,695 ordinary shares issuable upon vesting of outstanding RSUs. The address of Tamarkin Medical Innovation Ltd. is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.

(5)
Meir Eini Holdings Ltd., is an Israeli company controlled by Meir Eini, our co-founder and Chief Innovation Officer. Consists of (i) 2,886,770 ordinary shares (ii) 20,860 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share (iii) 32,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share and (iv) 22,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (v) 1,695 ordinary shares issuable upon vesting of outstanding RSUs. The address of Meir Eini Holdings Ltd. is 2 Hashaked St., Ness-Ziona 7408711, Israel.

(6)
Consists of (i) 6,448 ordinary shares (ii) 6,224 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 182,500 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.62 per share, and (iv) 18,000 ordinary shares issuable upon vesting of outstanding options at a price of $5.88 per share.

(7)
Consists of (i) 5,060 ordinary shares (ii) 64,813 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share (iii) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (iv) 4,199 ordinary shares issuable upon exercise of outstanding options at a price of $7.13 per share, and (v) 9,375 ordinary shares issuable upon exercise of outstanding options at a price of $6.34 per share, and (vi) 564 ordinary shares issuable upon vesting of outstanding RSUs.

(8)
Consists of (i) 5,060 ordinary shares (ii) 4,375 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (iii) 16,888 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share and (iv) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (v) 7,001 ordinary shares issuable upon exercise of outstanding options at a price of $7.13 per share, and (vi) 9,375 ordinary shares issuable upon exercise of outstanding options at a price of $6.34 per share, and (vii) 564 ordinary shares issuable upon vesting of outstanding RSUs.

(9)
Consists of (i) 5,685 ordinary shares (ii) 2,188 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (iii) 16,888 ordinary shares issuable upon exercise of outstanding options at a price of $5.46 per share and (iv) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share, and (v) 75,752 ordinary shares issuable upon exercise of outstanding options at a price of $7.13 per share, and (vi) 18,750 ordinary shares issuable upon exercise of outstanding options at a price of $6.34 per share, and (vii) 720 ordinary shares issuable upon vesting of outstanding RSUs.

(10)
Consists of (i) 15,321 ordinary shares (ii) 14,063 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (iii) 88,804 ordinary shares issuable upon exercise of outstanding options at a price of $7.14 per share and (iv) 18,750 ordinary shares issuable upon exercise of outstanding options at a price of $6.04 per share, and (v) 156 ordinary shares issuable upon vesting of outstanding RSUs.

(11)
Consists of (i) 10,015 ordinary shares (ii) 9,375 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (iii) 17,126 ordinary shares issuable upon exercise of outstanding options at a price of $7.14 per share, and (iv) 9,375 ordinary shares issuable upon exercise of outstanding options at a price of $6.04 per share.

(12)
Consists of (i) 10,015 ordinary shares (ii) 4,688 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share, and (iii) 8,011 ordinary shares issuable upon exercise of outstanding options at a price of $7.14 per share, and (iv) 4,687 ordinary shares issuable upon exercise of outstanding options at a price of $6.04 per share.

(13)	Consists of 18,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(14)	Consists of 18,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(15)	Consists of 18,000 ordinary shares issuable upon exercise of outstanding options at a price of $5.88 per share.
(16)	Consists of 1,000 ordinary shares issuable upon exercise of outstanding options at a price of $10.80 per share
(17)
Consists of (i) 5,060 ordinary shares (ii) 11,438 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share, and (iii) 11,250 ordinary shares issuable upon exercise of outstanding options at a price of $6.77 per share and (iv) 16,047 ordinary shares issuable upon exercise of outstanding options at a price of $7.13 per share, and (v) 18,750 ordinary shares issuable upon exercise of outstanding options at a price of $6.34 per share, and (vi) 565 ordinary shares issuable upon vesting of outstanding RSUs.

(18)	Consists of 16,000 ordinary shares issuable upon exercise of outstanding options at a price of $11.87 per share.
(19)	Consists of 7,500 ordinary shares issuable upon exercise of outstanding options at a price of $6.46 per share.
(20)	Consists of 18 persons.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2016, please refer to Section 6.B (“—Compensation – Compensation of Executive Officers and Directors”) of the Company’s Annual Report on Form 20-F, as filed with the SEC on February 21, 2017.
ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on Form F-1 on September 17, 2014, the Company’s final prospectus from its follow-on public offering, filed with the SEC on Form F-1 on April 15, 2015, the Company's shelf registration statement on Form F-3 filed by the Company with the SEC on October 21, 2015 (and the amendment thereof dated September 12, 2016), and the Company’s annual report for the year ended December 31, 2016, filed with the SEC on Form 20-F on February 21, 2017 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors – SEC Filings” in the Company’s website at www.foamixpharma.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Dr. Stanley Hirsch Chairman of the Board of Directors
Rehovot, Israel
June 7, 2017